FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 1 November 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





            International Power acquires 436 MW wind farm portfolio
                   in Europe for EUR567 million (GBP379 million)

(London - 1 November 2006) International Power announces that it has acquired the 436 MW Levanto onshore wind farm portfolio from Christofferson Robb & Company (CRC) for an enterprise value of EUR567 million (GBP379 million).

The Levanto wind farms comprise 286 MW of capacity in operation, 126 MW under construction, which is due to commence operation in 2007, and 24 MW of fully permitted capacity, which is planned to commence operation in 2008. The enterprise value includes the funding required to complete wind farms under construction and fully permitted. 409 MW of the capacity is located in Germany and 27 MW in France - two of the most favourable regulatory regimes for renewable generation. Output from the wind farms is sold under long term, regulated tariffs.

CRC will continue to work in collaboration with International Power by supporting the business for up to three years under a services agreement. International Power has first right of refusal to their development pipeline across Europe.

Philip Cox, CEO of International Power, said "This acquisition provides us with an immediate, scale renewables business in Europe, together with a significant pipeline of development opportunities. We look forward to working with CRC to grow the portfolio and enhance the renewables skill base within our business."

International Power's total equity investment will be EUR190 million (GBP127 million). EUR100 million (GBP67 million) of this will be funded from current liquid resources and the remainder via long term vendor finance of EUR90 million (GBP60 million) provided by CRC. The acquisition is expected to be earnings and free cash flow enhancing in the first full year of ownership.


For further information please contact:

International Power
Investor Contact:
Aarti Singhal
Telephone: +44 (0)20 7320 8681

Media Contact:
Andrew Mitchell, Finsbury
Telephone: +44 (0)20 7251 3801

Christofferson Robb & Company

Media contact:
Angus Urquhart, Merlin
Michael Rummel, Merlin
Telephone: +44 (0)20 7653 6620

Additional information

CRC acquired 29 wind farm projects (338 MW) in Germany and France working with five developers (the Breeze portfolio). It also purchased the 98 MW operating wind portfolio in Germany from the Dutch utility, Nuon, when Nuon disposed of wind assets in July 2006. In May 2006, the cash flows from the Breeze portfolio were securitised providing EUR470 million of bond financing. Within the International Power portfolio, the Breeze and Nuon wind farms will be referred to as the Levanto wind farm portfolio.

About International Power

International Power plc is a leading independent electricity generating company with 18,544 MW (net) in operation and 1,042 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, France, Germany, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com

About CRC

Christofferson, Robb & Company is a private money management firm that invests in global structured credit and asset backed securities markets.

Christofferson, Robb and Company LLC is registered as an Investment Advisor with the U.S. Securities and Exchange Commission and Christofferson, Robb and Company
(UK) LLP is authorised and regulated by the Financial Services Authority.


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary